Filed by InterXion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: InterXion Holding N.V.

Filer’s SEC File No.: 001-35053

[The following communication was made available on InterXion’s intranet site on January 27, 2020]

As you may expect, there has been a lot of work going on behind the scenes of the Interxion/Digital Realty (Digital) transaction, and this is a good time to provide an update as to where we are in the process.

We are currently filing for all the necessary approvals from the various regulatory agencies in the United States and Europe. Once Digital receives approval from the U.S. regulators for its offering document (the “S4”), it will move to launch a formal offer, called a “Tender Offer” or TO.

The next step will be for Digital and Interxion to hold their respective shareholder meetings, which Digital calls “Special Meetings”, and which we call “Extraordinary General Meetings (EGMs)”. At these meetings, each company’s shareholders will vote on whether the transaction can proceed. Current planning is that Interxion’s EGM will be held on February 27, 2020, but this remains subject to change. Any details will be provided on the Investor Relations page on interxion.com.

Closing will take place once all the necessary approvals have been received from the regulatory agencies and shareholders and following some additional requirements to be completed. We anticipate the process will take another four to six months and that closing will take place towards the end of Q2.

Until we close the deal, Interxion and Digital remain separate companies and will continue to operate independently of one another. So, it is critically important that we continue to do “business as usual”, focussing on our customers and our strategic and business priorities.

Naturally we have discussed the proposed transaction with some of our largest global customers and can confirm that they view this transaction positively. They are excited — as are we — by the potential for a combined Interxion and Digital to deliver an enhanced set of product and service offerings on a global scale.

We will continue to keep you updated on any developments. Please ‘Follow’ the Interxion & Digital Realty community so that any updates will show on your conneXion home page. You will receive an email alert directing you to conneXion when there are any critical updates.

If you have any questions about the update, please post them in the community. We may not be able to answer all questions about the status of the proposed transaction as certain statements by Interxion and Digital regarding this transaction will trigger filing requirements with the SEC. However, we will continue to compile a list of questions and periodically update the Q&A document on conneXion.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on December 5, 2019, DLR filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a proxy statement of DLR, which also constitutes a prospectus of DLR. The Registration Statement was amended on January 7, 2020 and on January 24, 2020 and was declared effective by the SEC on January 27, 2020. DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of InterXion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests are set forth in the Registration Statement and proxy statement/prospectus and other materials that have been or will be filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

InterXion cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of InterXion’s management as of the date hereof. Except to the extent required by applicable law, InterXion undertakes no obligation to update or revise any forward-looking statement.